Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

THE ANDERSONS, INC.

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated:

	Year ended December 31
	2011	2010	2009	2008	2007
Computation of earnings
Pretax income (a)	$106,428	$78,136	$44,033	$42,530	$72, 642
Add:
Interest expense on indebtedness	25,256	19,865	20,688	31,239	19,048
Amortization of debt issue costs	1,518	3,841	1,866	1,215	82
Interest portion of rent expense(b)	7,845	8,738	9,976	9,657	8,636
Distributed income of equity investees	17,831	8,412	2,358	23,308	8,281

Earnings	$158,878	$118,992	$78,921	$107,949	$108,689

Computation of fixed charges
Interest expense on indebtedness	$25,256	$19,865	$20,688	$31,239	$19,048
Amortization of debt issue costs	1,518	3,841	1,866	1,215	82
Interest portion of rent expense (b)	7,845	8,738	9,976	9,657	8,636

Fixed charges	$34,619	$32,444	$32,530	$42,111	$27,766

Ratio of earnings to fixed charges	4.59	3.67	2.43	2.56	3.91

(a)	Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.
(b)	The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.